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                                   ARTICLE 12

                               EMERITUS TRUSTEES

           "12.1 GENERAL. The Trustees may from time to time designate one or more former Trustees of the Trust as "Emeritus" Trustees for the limited purpose of providing advice and counsel to the Trustees in connection with the Trustees' management of the business and affairs of the Trust. Emeritus Trustees shall have no power to act on behalf of the Trust, shall not be members of the Board of Trustees and shall not be entitled to vote on any matter that comes before the Trustees."

     FURTHER RESOLVED, that each Emeritus Trustee shall be entitled to the same meeting fees as are payable to members of the Board of Trustees, plus reimbursement for reasonable out-of-pocket expenses incurred in attending meetings, such fees and expenses to be allocated among the portfolios of Galaxy II, Galaxy and Galaxy VIP based on their relative net assets;

     FURTHER RESOLVED, that an Emeritus Trustee shall serve for an initial term of three (3) years and such additional terms, if any, as may be determined by the Board of Trustees; provided, however, that the Board of Trustees may revoke the designation of Emeritus Trustee at any time, with or without cause; and

     FURTHER RESOLVED, that an Emeritus Trustee shall no longer be eligible to serve as an Emeritus Trustee as of December 31 of the calendar year during which he or she becomes 80 years of age.